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                           July 6, 2023

       Gary Loffredo
       Chief Legal Officer
       Cineverse Corp.
       244 Fifth Avenue, Suite M289
       New York, NY 10001

                                                        Re: Cineverse Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed June 30, 2023
                                                            File No. 333-273098

       Dear Gary Loffredo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Carol Weiss Sherman